

September 8, 2014

Via E-mail
Mr. Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
Essex Portfolio, L.P.
925 East Meadow Drive
Polo Alto, California 94303

      Re: Essex Property Trust, Inc.
                Essex Portfolio, L.P.
                Form 10-K for fiscal year ended December 31, 2013
                Filed on February 26, 2014
                File No. 001-13106

Dear Mr. Dance:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2014

Financial Statements

(1) Organization and Basis of Presentation, page 12

1.   Please explain to us how you concluded it would be appropriate to use the market value of the stock of BRE Properties, Inc. to determine the fair value of the consideration exchanged in your merger transaction. Please cite any relevant accounting literature you relied upon in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant